                                                        Filed by Cephalon, Inc.
                                                 pursuant to Rule 425 under the
                                                     Securities Act of 1933 and
                                                       deemed filed pursuant to
                                                  Rule 14a-12 of the Securities
                                                           Exchange Act of 1934
                                                   Commission File No.: 0-19119
                                                  Subject Company: Anesta Corp.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY CEPHALON, INC. ON JULY 17, 2000

CONTACT: SHERYL WILLIAMS                             ROGER EVANS
         Cephalon, Inc.                              Anesta Corp.
         610-738-6493                                801-401-7443

FOR IMMEDIATE RELEASE

CEPHALON AND ANESTA ANNOUNCE MERGER TO CREATE STRONGER, MORE PROFITABLE PHARMACEUTICAL BUSINESS

         West Chester, PA and Salt Lake City, UT - July 17, 2000 - Cephalon, Inc. (NASDAQ: CEPH) and Anesta Corp. (NASDAQ: NSTA) announced today that the two companies have agreed to a merger under which Cephalon will acquire all of the outstanding shares of Anesta in a tax-free, stock-for-stock transaction intended to be accounted for as a pooling of interests. The transaction is expected to be accretive to Cephalon's revenues and earnings in 2001 and beyond. Cephalon develops and markets products to treat sleep and neurological disorders, and cancer. Anesta is a leader in the development and commercialization of products for the management of cancer pain and other therapeutic applications using its patented oral transmucosal system (OTS-TM-) for drug delivery.

         Upon completion of the transaction, Anesta shareholders will receive
0.4765 shares of newly-issued Cephalon common stock for each share of Anesta they own. Based on the closing price of Cephalon stock on July 14, 2000 of $66 per share, the total equity value of the transaction is approximately $444 million, or $31.45 per Anesta share. As part of the transaction, Anesta has agreed to a termination fee of $15 million, which is payable under certain conditions.

         The boards of directors of both companies have unanimously approved the proposed merger, which is subject to the approval of Anesta shareholders, regulatory agencies and customary closing conditions. The merger is expected to be completed during the fourth quarter of 2000. Under the terms of the merger agreement, Anesta will become a wholly owned subsidiary of Cephalon.

         Cephalon chairman and CEO Frank Baldino, Jr., Ph.D., stated, "We believe the combination of Cephalon and Anesta will shorten Cephalon's time to profitability and enable shareholders of both companies to realize continued long-term growth through ownership of Cephalon shares. Anesta markets ACTIQ-R-, a unique and rapidly growing product for breakthrough cancer pain, and has a highly capable and recently expanded U.S. sales force. Merging with Anesta will give Cephalon another high-growth product, complete our commercial integration in oncology and enable us to apply Anesta's novel drug delivery technology to the development of new products in both oncology and neurology."

                                  - continue -

Cephalon and Anesta Announce Merger
Page 2

         Anesta president and CEO Thomas King stated, "We believe a merger with Cephalon will provide significant benefits to our shareholders and customers. Cephalon is a leader in neuroscience and has developed a strong research and development capability in oncology that fits perfectly with our drug development and oncology marketing focus. We expect the combination of our pipelines, products and organizations will create a stronger company with greater opportunities for clinical and commercial success."

                  Three Key Products in the U.S., Stronger Pipeline

         The combined company will have three key marketed products in the United States: PROVIGIL-R- (modafinil) Tablets [C-IV] is marketed for the treatment of excessive daytime sleepiness associated with narcolepsy, and is being developed for other potential uses; ACTIQ-R- (oral transmucosal fentanyl citrate) is marketed for the treatment of breakthrough cancer pain, and pending regulatory clearance will be launched in Europe through licensees Elan, Grupo Ferrer, Laboratoire Lafon and Swedish Orphan; GABITRIL-R- (tiagabine hydrochloride) is marketed under a co-marketing and co-development agreement with Abbott Laboratories for the adjunctive treatment of partial seizures associated with epilepsy.

         The combined company will have a broader pipeline of products in clinical development, including new chemical entities to treat cancer and neurodegenerative diseases, as well as new pharmaceutical products using its patented oral transmucosal system (OTS-TM-), which is designed to provide convenient, cost-effective therapy with rapid onset of action and patient-controlled administration.

         Anesta is a leader in the development of new oral transmucosal pharmaceutical products. In addition to its lead product, ACTIQ, the company has other investigational product candidates in clinical development including; OTSTM nicotine for smoking cessation, OTS fentanyl for acute pain management, OTS etomidate for short-acting sedation, OTS piroxicam for mild to moderate pain, OTS droperidol and OTS prochlorperazine for nausea and vomiting, and OTS scopolamine for motion sickness.

         CEPHALON, INC., HEADQUARTERED IN WEST CHESTER, PENNSYLVANIA, IS AN INTERNATIONAL BIOPHARMACEUTICAL COMPANY DEDICATED TO THE DISCOVERY, DEVELOPMENT AND MARKETING OF PRODUCTS TO TREAT SLEEP DISORDERS, NEUROLOGICAL DISORDERS AND CANCER.

         DR. BALDINO AND MR. KING WILL DISCUSS THE PROPOSED MERGER WITH ANALYSTS AND INVESTORS ON A CONFERENCE CALL BEGINNING AT 10:00 AM EST. TO PARTICIPATE IN THE CALL, DIAL 1-913-981-4900 AND REFER TO CONFERENCE CODE NUMBER 447475.

         In addition to historical facts or statements of current condition, this press release may contain forward-looking statements that involve risks and uncertainties. The companies describe certain of these risks and uncertainties in their respective filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K (including the section entitled "Risk Factors" contained in Cephalon's Form 10-K), their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. These risks and uncertainties could cause the companies' actual results and experience to differ materially from anticipated results and expectations expressed in these forward-looking statements. You may identify some of these forward-looking statements by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or words and terms of similar meaning. The forward-looking statements in this document include, but are not limited to, statements regarding the timing of the merger and its impact on revenue, growth, earnings and shareholder value, the accounting treatment for the merger, the development of pharmaceutical products, and future financial and operating results. Actual results may differ materially from those described herein due to a number of factors including the ability to obtain all necessary consents and approvals to the merger; unanticipated costs related to the merger; risks related to the timing and successful integration of the combined businesses; and other economic, business, competitive and/or regulatory factors affecting Cephalon's and Anesta's businesses generally. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, the companies do not intend (and are not obligated) to update publicly any forward-looking statements. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

         The foregoing may be deemed to be offering materials of Cephalon, Inc. in connection with the proposed merger of Cephalon, Inc. and Anesta Corp. on the terms and conditions in the Agreement and Plan of Merger, dated as of July 14, 2000, among Cephalon, Inc., C Merger Sub Inc., and Anesta Corp.

         STOCKHOLDERS OF ANESTA AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 THAT CEPHALON WILL FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPHALON, ANESTA, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge, on the SEC's web site (http://www.sec.gov), or by directing a written or oral request for copies to either John E. Osborn, Senior Vice President, General Counsel and Secretary, Cephalon Inc., 145 Brandywine Parkway, West Chester, PA 19380 (610-344-0200) or Roger Evans, Vice President, Finance and Administration, Anesta Corp., 4745 Wiley Post Way, Salt Lake City, UT 84116 (801-595-1405).

         Cephalon and Anesta also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. These filings are also available on the SEC's web site at HTTP://WWW.SEC.GOV.

NOTE: Cephalon's and Anesta's press releases are posted on the Internet at the companies Web sites at WWW.CEPHALON.COM and WWW.ANESTA.COM. They are also available by fax 24 hours a day at no charge by calling PR Newswire's Company News On-Call at 800-758-5804, extension 134563.

                                      # # #

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THE FOLLOWING IS THE SCRIPT TO A CEPHALON, INC. CONFERENCE CALL ON JULY 17,
2000:

                                 CEPHALON, INC.

                             MODERATOR: JASON RUBIN

                        REMARKS FOR 7/17 CONFERENCE CALL

JASON RUBIN

Good morning. Earlier today Cephalon and Anesta announced the agreement approved by their boards of directors to merge the two companies. With us this morning to discuss the proposed transaction are Frank Baldino, Jr., chairman and chief executive officer of Cephalon, and Tom King, Anesta's president and chief executive officer. Kevin Buchi, Cephalon's senior vice president and chief financial officer, and Bob Roche, Cephalon's senior vice president of sales and marketing are also with us this morning to help answer your questions.

Before we begin, you are reminded that certain statements on this call are forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding the timing of the merger and its impact on revenue, growth, earnings, operations and shareholder value, the accounting treatment for the merger, the development of pharmaceutical products, and future financial and operating results. Additional information on factors that may affect the business and financial results of the companies can be found in filings of the companies with the Securities and Exchange Commission.

Now I am pleased to introduce Dr. Frank Baldino, Jr., chairman and CEO of Cephalon. Frank.

FRANK BALDINO

Thank you, Jason, and good morning everyone.

Today's announcement marks an important turning point for both companies. The proposed merger with Anesta presents the opportunity to achieve a number of important objectives and milestones. I believe it will:

     - accelerate Cephalon's revenue and earnings growth next year and beyond, and

     -    make Cephalon profitable sooner.

It will also:

     - add Actiq, a rapidly growing product for breakthrough cancer pain, to Cephalon's portfolio,

     -    complete Cephalon's commercial integration in oncology, and

     - add a novel drug delivery platform for development of new products in both oncology and neurology.

We believe this is a perfect match for us. Anesta has an exciting and growing product in Actiq, a novel drug delivery technology, and the infrastructure to sell products into the oncology community. Actiq's method for treating breakthrough cancer pain is unique and its impact on patients is rapid and profound. In this regard, Actiq is an excellent addition to our portfolio. I'm also pleased to note that its sales have been growing rapidly. First quarter 2000 Actiq sales were up 57 percent compared to the fourth quarter of 1999, and sales have continued to grow rapidly during the second quarter.

Cephalon has developed a technology platform that we believe will create innovative drug therapies to treat many forms of cancer, and this transaction would complete Cephalon's commercial integration in oncology and give us access to an important medical specialty not presently served by Cephalon's sales force. Coincidentally, Provigil may also have applications in oncology because cancer specialists -- the same physicians Anesta's sales reps call on today --have used Provigil to treat the fatigue associated with chemotherapy and expressed interest in conducting studies of the drug for this indication.

We're also excited about Anesta's oral transmucosal system, which provides a rapid onset of activity and has potential applications in a number of areas. Each of Anesta's OTS development programs represents innovative and promising new product opportunities.

We believe there are positive synergies between our companies and that the merger creates opportunities to build a much stronger business together. We believe the merger will accelerate Cephalon's revenues and earnings growth, be accretive to revenues and earnings in 2001 and beyond, and accelerate our path to profitability. We expect the merger will close sometime during the fourth quarter of 2000.

That concludes my formal remarks. Now I'm pleased to welcome Tom King to the conference call for his comments on the transaction. Tom.

TOM KING

Thank you, Frank. This is a very exciting day for Anesta, its employees, its customers, and its shareholders. We're extremely proud of what we have accomplished to date, and look forward to an even brighter future as part of the Cephalon organization.

Sales of our lead product, Actiq, have been very strong since we reacquired the product from Abbott earlier this year and assumed responsibility for marketing and selling it in the United States. It is a remarkable product for breakthrough cancer pain -- simple to use, effective and patient-friendly. It has also introduced a new drug delivery system, which we believe has great potential in a variety of therapeutic areas.

We are developing a number of products using the OTS system for applications including smoking cessation, pain management, short-term sedation, and nausea and vomiting. We're excited about the potential of this system to deliver new medications safely and effectively where patients need to have rapid relief and be in control of their own therapy. Cephalon's expertise in neuroscience and its rapidly expanding research programs in oncology will allow us to identify many more applications for the OTS system.

I believe that this merger represents a unique strategic opportunity, that the combination of our two companies will be greater than the sum of its parts, and that our shareholders will derive greater long-term value through this merger.

That concludes my formal remarks. Now we would be pleased to take your questions.